
September 18, 2023

Edward O. Handy III
Chairman, Chief Executive Officer, and Director
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891

> **Re: Washington Trust Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2023**
> **File No. 333-274430**

Dear Edward O. Handy III:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Samantha M. Kirby, Esq.